Exhibit 4.9


March 30, 1999

VIA FACSIMILE NUMBER  (561) 691-5220


Mr. David Natan, Vice President
Chief Financial Officer
Top Source Technologies, Inc.
7108 Fairway Drive
Suite 200
Palm Beach Gardens, FL  33418

Dear David:

RE:      $350,000./00 Series A Preferred Stock

Please be advised I am writing  this  Letter  Agreement  on behalf of  Excalibur
Limited  Partnership  and  Gundyco in Trust.  This will  confirm  our  agreement wherein Excalibur will convert the outstanding $350.,000.00 of Series A Preferred to common stock at a price of $1.00 per share, totaling 350,000 shares. Excalibur will purchase from Gundyco its $105,000 Series A preferred for an amount of $126,000.00.

I wish to further confirm that Excalibur will agree to a 6 month lock up on these shares, and thereafter, agree not to sell these shares at a rate of more than 20% per month.

I further confirm that Top source will continue to register all shares and warrants pursuant to the Registration Rights Agreement which is presently in effect between the parties in question.

Kindly instruct your transfer agent to issue the 350,000 shares in the name of Excalibur Limited Partnership, and please deliver them to my attention.

Thank you for all your consideration.

Sincerely yours,

William S. Hechter
/jmg

I hereby agree to the contents of this Letter Agreement dated March 30th, 1999.

Top Source Technologies, Inc.                        Gundyco in Trust



Per:__________________                               Per: ______________
    David Natan, Vice President                             Mark Shoom
    Chief Financial Officer